POZEN INC.

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

(919) 913-1030

February 17, 2012

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	POZEN Inc.

Registration Statement on Form S-3 (File Number 333-178673)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), POZEN Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File Number 333-178673, as amended, relating to the registration under the Securities Act of 8,500,000 shares of the Company’s common stock, $0.001 par value per share, as is set forth in such Registration Statement, for February 22, 2012, at 10:00 a.m. New York City time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-3.

Very truly yours,

POZEN INC.

By:	/s/ William L. Hodges
	Name:	William L. Hodges
	Title:	Senior Vice President, Finance and Administration and Chief Financial Officer